SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM 11-K



                     ANNUAL REPORT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



For  the  period  July  31,  1996  through  December  31,  1996

Commission  file  number:  1-11793

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

               The  Dial  Corporation  Capital  Accumulation  Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

               THE  DIAL  CORPORATION
               1850  NORTH  CENTRAL  AVENUE
               PHOENIX,  ARIZONA  85004-4525


                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation Capital Accumulation Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              THE  DIAL  CORPORATION
                              CAPITAL  ACCUMULATION  PLAN

                              By        \s\  Lowell  L.  Robertson
                                             Lowell  L.  Robertson
                                             Senior  Vice  President  Finance

DATE:      June  24,  1997



















                             THE DIAL CORPORATION
                           CAPITAL ACCUMULATION PLAN


               Financial Statements for the Period July 31, 1996 through December 31, 1996, Supplemental Schedules for the Period Ended
              December 31, 1996, and Independent Auditors' Report

THE  DIAL  CORPORATION
CAPITAL  ACCUMULATION  PLAN

TABLE  OF  CONTENTS
---------------------------------------------------------------------


                                                       Page

INDEPENDENT  AUDITORS'  REPORT                            1


FINANCIAL  STATEMENTS  FOR  THE
  PERIOD  JULY  31,  1996  THROUGH  DECEMBER  31,  1996:

     Net  Assets  Available  for  Benefits                2

     Changes  in  Net  Assets  Available  for  Benefits   3

     Notes  to  Financial  Statements                     4-12


SUPPLEMENTAL  SCHEDULES  FOR  THE
   PERIOD  JULY  31,  1996  THROUGH  DECEMBER  31,  1996:

     Assets  Held  for  Investment  Purposes              13

     Reportable  Transactions                             14


EXHIBIT  24  -  INDEPENDENT  AUDITORS'  CONSENT           15

INDEPENDENT  AUDITORS'  REPORT


Plan  Administrator  and  Plan  Participants
The  Dial  Corporation  Capital  Accumulation  Plan
Phoenix,  Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation Capital Accumulation Plan (the "Plan") for the period July 31, 1996 (date of inception) through December 31, 1996, and the related statement of changes in net assets available for benefits for the period then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the change in net assets available for benefits for the period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for the period July 31, 1996 (date of inception) through December 31, 1996 on pages 13 through 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

\s\  Deloitte  &  Touche  LLP
     Deloitte  &  Touche  LLP

Phoenix,  Arizona
June  23,  1997


THE  DIAL  CORPORATION  CAPITAL  ACCUMULATION  PLAN

STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
DECEMBER  31,  1996
---------------------------------------------------------------


ASSETS                                                     1996

INVESTMENTS AT FAIR VALUE:
  Shares of registered investment companies:
     Vanguard Windsor Fund                          $19,939,224
     T. Rowe Price Custom Investment Contract Fund    9,733,707
     T. Rowe Price Prime Reserve Fund                 1,832,141
     T. Rowe Price Equity Index Fund                  2,158,424
     T. Rowe Price Spectrum Growth Fund               1,495,598
     Vanguard Bond Index Fund                           338,877
     T. Rowe Price Retirement Strategy Fund             492,314
     T. Rowe Price Spectrum Income Fund                 416,433
  Common stock:
     The Dial Corporation Common Stock Fund          13,539,322
     The FINOVA Group Inc. Common Stock Fund          2,018,109
     Viad Corp Common Stock Fund                     14,133,071
  Participant notes receivable                        1,118,207
                                                    -----------

             Total investments at fair value         67,215,427

DIVIDENDS RECEIVABLE                                    153,041

CONTRIBUTIONS RECEIVABLE                                  4,776

CASH                                                     29,867
                                                    -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $67,403,111
                                                    ===========


See  notes  to  financial  statements.













THE  DIAL  CORPORATION  CAPITAL  ACCUMULATION  PLAN

STATEMENT  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS
FOR  THE  PERIOD  JULY  31, 1996 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1996
------------------------------------------------------------------------------




                                                          1996

ADDITIONS:
 Contributions:
    Employer                                       $   689,659
    Employee pre-tax                                 1,699,997
    Employee after-tax                                  26,320
                                                   -----------

         Total contributions                         2,415,976
                                                   -----------

  Investment income:
    Dividends                                        1,997,875
    Interest                                           177,679
    Net appreciation in fair value of investments    3,726,277
                                                   -----------

        Total investment income                      5,901,831
                                                   -----------

  Transfer of assets                                62,346,401
                                                   -----------

        Total additions                             70,664,208

DEDUCTION - Benefits paid to participants            3,261,097
                                                   -----------

NET INCREASE                                        67,403,111

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF PERIOD                                         -
                                                   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF PERIOD                                     $67,403,111
                                                   ===========

See notes to financial statements.










THE  DIAL  CORPORATION  CAPITAL  ACCUMULATION  PLAN

NOTES  TO  FINANCIAL  STATEMENTS  FOR  THE  PERIOD  JULY  31,  1996
(DATE  OF  INCEPTION)  THROUGH  DECEMBER  31,  1996
----------------------------------------------------------------------------

1.          DESCRIPTION  OF  THE  PLAN

     The following brief description of The Dial Corporation Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     On July 25, 1996, the Board of Directors of The Dial Corp ("the Former Parent") declared a dividend ("the Distribution" or "the spinoff") to effect the spinoff of its Consumer Products Business. The dividend was paid on August 15, 1996, to shareholders of record as of August 5, 1996. Each Dial Corp shareholder received a dividend of one share of common stock of The Dial Corporation ("Dial"), which, after the Distribution, owns and operates the Consumer Products Business previously conducted by the Former Parent. Concurrently, with the Distribution, the name of the Former Parent was changed to Viad Corp.

     The Plan was established July 31, 1996, as a result of the spinoff. Employees of Dial and certain of its subsidiaries (the "Company") who are not covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a twelve consecutive month period for which they are paid a regular fixed compensation. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations. The Company may also contribute a matching amount, subject to certain limitations.

     The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income
Security  Act  of  1974  ("ERISA").

     a. Investment Programs - Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

     1) VANGUARD WINDSOR FUND - This fund invests in the common stock of selected companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

     2) T. ROWE PRICE CUSTOM INVESTMENT CONTRACT FUND - This fund holds investments in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies and other financial institutions. Contributions to this fund and proceeds from its GIC maturities are invested entirely in T. Rowe Price Stable Value Fund, which invests in a more diversified GIC portfolio. Income is earned based upon a blended interest rate determined by the various investments. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying GIC's ranged from 4.75% to 8.41%, allowing for a blended rate of return for the fund for 1996 of 6.55%.

     3) T. ROWE PRICE PRIME RESERVE FUND - This fund invests in short-term money market instruments such as certificates of deposit, treasury bills and corporate notes which earn income based on short-term interest rates. The fair value of the fund is the cost basis of the investments.

4) T. ROWE PRICE EQUITY INDEX FUND - This fund invests in the common stock of other companies. The fair value of the fund is dependent on the market value of the stocks. The dividends received are reinvested. This fund is closed to additional contributions.

5) T. ROWE PRICE SPECTRUM GROWTH FUND - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist primarily of investments in the common stock of other companies. The fair value of the fund is dependent upon the fair value of the underlying securities. Any dividends received are reinvested.

6) VANGUARD BOND INDEX FUND - This fund invests in United States government and corporate bonds and mortgage-backed securities, which earn income based on interest rates. The fair value of the fund is dependent on the market value of the investments. This fund is closed to additional contributions.

7) T. ROWE PRICE RETIREMENT STRATEGY FUND - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist of investments in both fixed income securities and the common stock of United States and foreign companies. The fair value of the fund is dependent upon the fair value of the underlying securities. Any dividends received are reinvested.

8) T. ROWE PRICE SPECTRUM INCOME FUND - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist primarily of investments in fixed income securities. The fair value of the fund is dependent upon the fair value of the underlying securities. Any dividends received are reinvested.

9) THE DIAL CORPORATION COMMON STOCK FUND - This fund invests in the common stock of Dial and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

     10) THE FINOVA GROUP INC. ("FINOVA") COMMON STOCK FUND - This fund invests in the common stock of FINOVA. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of FINOVA stock.

     11) VIAD CORP ("VIAD") COMMON STOCK FUND - This fund invests in the common stock of Viad. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of Viad stock.

b. Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation. Company matching contributions are based on employee pre-tax wage reductions up to 100% of the first 3% of wage reduction. Each employee may elect an after-tax contribution of between 1% and 10% of compensation. No Company matching contributions are made based on after-tax contributions. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

c. Transfer of Assets - As a result of the spinoff of the Company, participant accounts in the Dial Companies Capital Accumulation Plan, the Former Parent's 401(k) Plan, were transferred into the Plan September 30, 1996.

d. Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

e. Participant Loans and Hardship Withdrawals - The Plan allows participants to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect the first business day of the preceding month for the subsequent quarter. Loans shall be repaid in equal installments over a period of up to five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years.

Withdrawals of employee wage reduction contributions, after-tax contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

f. Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

g. Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

h. Plan Administration - The Plan is administered by a committee of at least three persons appointed by the President of the Company. Expenses incident to the operation of the Plan may be paid by the Plan or directly by the Company. For the period ended December 31, 1996, Plan expenses were paid directly by the Company.

i. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided that any employer contributions due at the termination date have been paid.

2.          SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Significant  accounting  policies  are  as  follows:

a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.    Payment  of  Benefits  -  Benefits  are  recorded  when  paid.

d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.          INVESTMENT  IN  T.  ROWE  PRICE  CUSTOM  INVESTMENT  CONTRACT FUND

     The Plan's investment in the T. Rowe Price Custom Investment Contract Fund includes $1,672,947 which represents its portion of the contract value as of December 31, 1996 of Guaranteed Insurance Contracts issued by an insurance company whose assets were seized in August of 1994 by insurance regulators for rehabilitation. During the rehabilitation period, this portion of the Plan's investment is not accessible for distributions to participants or transfers to other funds. Based on reports issued by the rehabilitators as to the value of the insurance company's assets and liabilities, Plan management believes that the amount of this investment that will ultimately be realized should not be significantly less than the recorded contract value, therefore, no valuation adjustment has been recorded. Subsequent distribution of the assets to the participants occurred on April 29, 1997 and June 4, 1997. Total payout consisted of 100% of the participants' contributions plus 20% interest.

4.          NET  ASSETS

The following table presents the net assets of the Plan by fund as of December 31, 1996.

STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND  INFORMATION
DECEMBER  31,  1996




                                                         T. ROWE
                                                         PRICE        T. ROWE     T. ROWE     T. ROWE                T. ROWE
                                                         CUSTOM       PRICE       PRICE       PRICE       VANGUARD   PRICE
                                            VANGUARD     INVESTMENT   PRIME       EQUITY      SPECTRUM    BOND       RETIREMENT
                                            WINDSOR      CONTRACT     RESERVE     INDEX       GROWTH      INDEX      STRATEGY
                                            FUND         FUND         FUND        FUND        FUND        FUND       FUND

ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor Fund                   $19,939,224
    T. Rowe Price Custom Investment
      Contract Fund                                      $ 9,733,707
    T. Rowe Price Prime Reserve Fund                                  $1,832,141
    T. Rowe Price Equity Index Fund                                               $2,158,424
    T. Rowe Price Spectrum Growth Fund                                                        $1,495,598
    Vanguard Bond Index Fund                                                                              $ 338,877
    T. Rowe Price Retirement Strategy Fund                                                                           $   492,314
    T. Rowe Price Spectrum Income Fund
Common Stock:
    Dial common stock
    FINOVA common stock
    Viad common stock
Participant notes receivable
Receivables:
  Dividends
  Contributions                                     811          796         189                     265                     117
Cash                                                  -            -           -           -           -          -            -
                                            -----------  -----------  ----------  ----------  ----------  ---------  -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                              $19,940,035  $ 9,734,503  $1,832,330  $2,158,424  $1,495,863  $ 338,877  $   492,431
                                            ===========  ===========  ==========  ==========  ==========  =========  ===========





                                            T. ROWE    THE DIAL      THE
                                            PRICE      CORPORATION   FINOVA       VIAD
                                            SPECTRUM   COMMON        GROUP INC.   CORP         PARTICIPANT
                                            INCOME     STOCK         COMMON       COMMON       NOTES
                                            FUND       FUND          STOCK FUND   STOCK FUND   RECEIVABLE    OTHER    TOTAL

ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor Fund                                                                                             $19,939,224
    T. Rowe Price Custom Investment
      Contract Fund                                                                                                     9,733,707
    T. Rowe Price Prime Reserve Fund                                                                                    1,832,141
    T. Rowe Price Equity Index Fund                                                                                     2,158,424
    T. Rowe Price Spectrum Growth Fund                                                                                  1,495,598
    Vanguard Bond Index Fund                                                                                              338,877
    T. Rowe Price Retirement Strategy Fund                                                                                492,314
    T. Rowe Price Spectrum Income Fund      $ 416,433                                                                     416,433
Common Stock:
    Dial common stock                                  $ 13,539,322                                                    13,539,322
    FINOVA common stock                                              $ 2,018,109                                        2,018,109
    Viad common stock                                                             $14,133,071                          14,133,071
Participant notes receivable                                                                   $  1,118,207             1,118,207
Receivables:
  Dividends                                                  74,699        7,709       70,633                             153,041
  Contributions                                   109         2,489                                                         4,776
Cash                                                -             -            -            -             -  $29,867       29,867
                                            ---------  ------------  -----------  -----------  ------------  -------  -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                              $ 416,542  $ 13,616,510  $ 2,025,818  $14,203,704  $  1,118,207  $29,867  $67,403,111
                                            =========  ============  ===========  ===========  ============  =======  ===========


5.          FUND  INFORMATION

Employer contributions, employee pre-tax contributions, employee after-tax contributions, dividend income, interest income, net appreciation (depreciation) in fair value of investments, transfer of assets, and benefits paid to participants are as follows for the period July 31, 1996 (date of inception) through December 31, 1996:





Employer contributions:
 The Dial Corporation Common Stock Fund          $   689,659
                                                 ============

Employee pre-tax contributions:
 T. Rowe Price Custom Investment Contract Fund   $   227,345
 T. Rowe Price Retirement Strategy Fund               43,781
 T. Rowe Price Prime Reserve Fund                    115,528
 Vanguard Windsor Fund                               675,811
 T. Rowe Price Spectrum Income Fund                   49,024
 T. Rowe Price Spectrum Growth Fund                  224,406
 The Dial Corporation Common Stock Fund              364,102
                                                 ------------
    Total                                        $ 1,699,997
                                                 ============

Employee after-tax contributions:
 T. Rowe Price Custom Investment Contract Fund   $       209
 T. Rowe Price Retirement Strategy Fund                  299
 T. Rowe Price Prime Reserve Fund                        705
 Vanguard Windsor Fund                                 8,597
 T. Rowe Price Spectrum Income Fund                      353
 T. Rowe Price Spectrum Growth Fund                    6,491
 The Dial Corporation Common Stock Fund                9,666
                                                 ------------
    Total                                        $    26,320
                                                 ============

Dividend income:
 Vanguard Bond Index Fund                        $     5,977
 T. Rowe Price Equity Index Fund                      32,463
 Vanguard Windsor Fund                             1,685,090
 T. Rowe Price Spectrum Income Fund                    9,287
 T. Rowe Price Spectrum Growth Fund                  104,893
 The Dial Corporation Common Stock Fund               78,937
 The FINOVA Group Inc. Common Stock Fund               8,005
 Viad Corp Common Stock Fund                          73,223
                                                 ------------
    Total                                        $ 1,997,875
                                                 ============

 Interest income:
  T. Rowe Price Custom Investment Contract Fund  $   120,555
  T. Rowe Price Prime Reserve Fund                    23,544
  Participant Notes Receivable                        33,580
                                                 ------------
    Total                                        $   177,679
                                                 ============

Net appreciation (depreciation) in fair value
  of investments:
 Vanguard Bond Index Fund                        $     5,549
 T. Rowe Price Retirement Strategy Fund               24,250
 T. Rowe Price Equity Index Fund                     142,310
 Vanguard Windsor Fund                               357,826
 T. Rowe Price Spectrum Income Fund                   (1,442)
 T. Rowe Price Spectrum Growth Fund                  (25,433)
 The Dial Corporation Common Stock Fund              831,380
 The FINOVA Group Inc. Common Stock Fund             138,925
 Viad Corp Common Stock Fund                       2,252,912
                                                 ------------
    Total                                        $ 3,726,277
                                                 ============

Transfer of assets:
 Vanguard Bond Index Fund                        $   366,327
 T. Rowe Price Custom Investment Contract Fund     9,772,718
 T. Rowe Price Retirement Strategy Fund              403,576
 T. Rowe Price Prime Reserve Fund                  2,032,518
 T. Rowe Price Equity Index Fund                   2,122,996
 Vanguard Windsor Fund                            17,805,318
 T. Rowe Price Spectrum Income Fund                  192,049
 T. Rowe Price Spectrum Growth Fund                1,137,920
 The Dial Corporation Common Stock Fund           12,492,228
 The FINOVA Group Inc. Common Stock Fund           1,990,563
 Viad Corp Common Stock Fund                      12,831,436
 Participant Notes Receivable                      1,198,752
                                                 ------------
    Total                                        $62,346,401
                                                 ============


Benefits paid to participants:
 Vanguard Bond Index Fund                        $     6,613
 T. Rowe Price Custom Investment Contract Fund       393,067
 T. Rowe Price Retirement Strategy Fund                2,070
 T. Rowe Price Prime Reserve Fund                    242,583
 T. Rowe Price Equity Index Fund                     108,552
 Vanguard Windsor Fund                               809,091
 T. Rowe Price Spectrum Income Fund                    6,384
 T. Rowe Price Spectrum Growth Fund                   61,226
 The Dial Corporation Common Stock Fund              737,945
 The FINOVA Group Inc. Common Stock Fund             111,640
 Viad Corp Common Stock Fund                         760,492
 Participant Notes Receivable                         21,434
                                                 ------------
    Total                                        $ 3,261,097
                                                 ============


6.          RELATED  PARTY  TRANSACTIONS

Certain  Plan investments are shares of mutual funds managed by T. Rowe Price.
T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

7.          FEDERAL  INCOME  TAX  STATUS

The Plan administrator timely filed the request for a determination letter from the Internal Revenue Service ("IRS") indicating that the Plan and related trust qualify as a tax-exempt employee benefit plan. In addition, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

THE  DIAL  CORPORATION  CAPITAL  ACCUMULATION  PLAN

SUPPLEMENTAL  SCHEDULE
YEAR  ENDED  DECEMBER  31,  1996
------------------------------------------------------------------------------------------


ITEM  27A  -  SCHEDULE  OF  ASSETS  HELD  FOR  INVESTMENT  PURPOSES




       COLUMN B                 COLUMN C                           COLUMN D     COLUMN E
------------------------------  ---------------------------------  -----------  -----------
                                DESCRIPTION OF INVESTMENT
    IDENTITY OF ISSUE,          INCLUDING COLLATERAL, RATE OF
 BORROWER, LESSOR OR            INTEREST, MATURITY DATE,                        CURRENT
     SIMILAR PARTY              PAR OR MATURITY VALUE              COST         VALUE
------------------------------  ---------------------------------  -----------  -----------

Vanguard Windsor Fund           Mutual Fund (1,201,856 shares)     $19,635,470  $19,939,224
T. Rowe Price Custom
  Investment Contract Fund (1)  GIC Fund (9,733,707 shares)          9,733,707    9,733,707
T. Rowe Price Prime
  Reserve Fund                  Mutual Fund (1,832,141 shares)       1,832,141    1,832,141
T. Rowe Price Equity
   Index Fund                   Mutual Fund (106,106 shares)         2,025,053    2,158,424
T. Rowe Price Spectrum
   Growth Fund                  Mutual Fund (98,850 shares)          1,524,300    1,495,598
Vanguard Bond Index Fund        Mutual Fund (34,436 shares)            334,137      338,877
T. Rowe Price Retirement
   Strategy Fund                Mutual Fund (34,428 shares)            468,601      492,314
T. Rowe Price Spectrum
   Income Fund                  Mutual Fund (37,182 shares)            417,992      416,433
The Dial Corporation            Common Stock (925,766 shares)        9,284,455   13,539,322
The FINOVA Group Inc.           Common Stock (31,394 shares)           929,556    2,018,109
Viad Corp                       Common Stock (863,088 shares)        8,752,517   14,133,071
Participant Notes Receivable    Participant loans
                                (Interest at 6% to 11.5%,
                                maturing from 1997 to 2011)          1,118,207    1,118,207
                                                                   -----------  -----------

   Total                        Total assets held for investment
                                purposes                           $56,056,136  $67,215,427
                                                                   ===========  ===========



(1) The Plan's investment in the T. Rowe Price Custom Investment Contract Fund includes $1,672,947 which represents its portion of the contract value as of December 31, 1996 of Guaranteed Insurance Contracts issued by an insurance company whose assets were seized in August of 1994 by insurance regulators for rehabilitation. During the rehabilitation period, this portion of the Plan's investment is not accessible for distributions to participants or transfers to other funds.

THE  DIAL  CORPORATION  CAPITAL  ACCUMULATION  PLAN

SUPPLEMENTAL  SCHEDULE
YEAR  ENDED  DECEMBER  31,  1996




ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

    COLUMN A                                    COLUMN B      COLUMN C     COLUMN D   COLUMN G     COLUMN H      COLUMN I
    IDENTITY                                    DESCRIPTION   PURCHASE     SELLING    COST OF      CURRENT
    OF                                          OF            PRICE        PRICE      ASSET        VALUE OF      NET
    PARTY                                       ASSET                                              ASSET ON      GAIN
    INVOLVED                                                                                       TRANSACTION   OR
                                                                                                   DATE          (LOSS)

SINGLE TRANSACTIONS
--------------------------------------------------------------------------------------------------------------------------
Vanguard  Windsor Fund                          Mutual Fund   $ 7,794,975          -  $ 7,794,975  $  7,794,975          -
----------------------------------------------  ------------  -----------  ---------  -----------  ------------  ---------
The Dial Corporation                            Common Stock
                                                Fund            8,868,613          -    8,868,613     8,868,613          -
----------------------------------------------  ------------  -----------  ---------  -----------  ------------  ---------
Viad Corp                                       Common Stock
                                                Fund            9,292,840          -    9,292,840     9,292,840          -
----------------------------------------------  ------------  -----------  ---------  -----------  ------------  ---------
T. Rowe Price Custom
 Investment Contract Fund                        GIC Fund        9,771,516          -    9,771,516     9,771,516          -
----------------------------------------------   ------------  -----------  ---------  -----------  ------------  ---------

SERIES OF TRANSACTIONS
---------------------------------------------------------------------------------------------------------------------------
Vanguard Windsor Fund                           Mutual Fund    10,610,804          -   10,610,804    10,610,804          -
----------------------------------------------  ------------  -----------  ---------  -----------  ------------  ---------
Vanguard Windsor Fund                           Mutual Fund             -  1,000,930      948,129     1,000,930     52,801
----------------------------------------------  ------------  -----------  ---------  -----------  ------------  ---------
The Dial Corporation                            Common Stock
                                                Fund           10,036,375          -   10,036,375    10,036,375          -
----------------------------------------------  ------------  -----------  ---------  -----------  ------------  ---------
The Dial Corporation                            Common Stock
                                                Fund                    -    949,684      750,771       949,684    198,913
----------------------------------------------  ------------  -----------  ---------  -----------  ------------  ---------
Viad Corp                                       Common Stock
                                                Fund            9,439,166          -    9,439,166     9,439,166          -
----------------------------------------------  ------------  -----------  ---------  -----------  ------------  ---------
Viad Corp                                       Common Stock
                                                Fund                    -    951,276      686,650       951,276    264,626
----------------------------------------------  ------------  -----------  ---------  -----------  ------------  ---------
T. Rowe Price Custom
  Investment Contract  Fund                     GIC Fund       10,240,133          -   10,240,133    10,240,133          -
----------------------------------------------  ------------  ----------- ---------   -----------  ------------  ---------
T. Rowe Price Custom
  Investment Contract Fund                      GIC Fund                -          -      487,526       487,526          -
----------------------------------------------  ------------  -----------  ---------  -----------  ------------  ---------


NOTE:          REPORTABLE  TRANSACTIONS  ARE  THOSE  TRANSACTIONS WHICH EITHER
SINGULARLY OR IN SERIES OF COMBINED PURCHASES AND SALES DURING THE YEAR EXCEEDED 5% OF THE FAIR VALUE OF THE PLAN'S ASSETS AT THE END OF THE PERIOD.